Exhibit 99.1

NOTICE OF REPURCHASE RIGHT

AT OPTION OF HOLDERS

TO

HOLDERS OF 4.00% CONVERTIBLE SENIOR NOTES DUE 2019

OF

JINKOSOLAR HOLDING CO., LTD.

CUSIP No. 47759TAB6/ G51385AA31

This purchase right expires at 5:00 p.m., New York City time, on January 27, 2017.

Reference is made to the Indenture, dated as of January 22, 2014 (the “Indenture”), by and between JinkoSolar Holding Co., Ltd., a Cayman Islands company (the “Company”), as issuer, and The Bank of New York Mellon, as trustee (the “Trustee”), relating to the Company’s 4.00% Convertible Senior Notes due 2019 issued January 22, 2014 (the “Notes”). This Notice is being delivered to the Trustee, the Paying Agent and the holders of record of the Notes pursuant to Section 15.01(a) of the Indenture, which requires that at the option of each holder of the Notes (each a “Holder”), all or a portion of the Notes must be repurchased by the Company on February 1, 2017 (the “Repurchase Date”), in accordance with the terms, procedures and conditions outlined in the Indenture. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Notes.

Holders may require the Company to repurchase their Notes (the “Repurchase Right”), subject to the terms and conditions of the Indenture, on the Repurchase Date. Holders’ option to require the Company to repurchase the Notes expires at 5:00 p.m., New York City time, on January 27, 2017 (the “Repurchase Expiration Time”). Pursuant to the Indenture, the repurchase price for the Notes shall be an amount in cash equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the Repurchase Date in respect of which either (i) a Repurchase Notice (in the form attached hereto as Exhibit A) is given or (ii) beneficial interests in such Notes are transferred through the facilities of The Depositary Trust Company (“DTC”) and an agent’s message is delivered to the Paying Agent (such notice pursuant to clause (i) or (ii), a “Repurchase Notice”); provided that any such accrued and unpaid interest shall be paid not to the Holders submitting the Notes for repurchase on the Repurchase Date but instead to the Holders of such Notes at the close of business on the Regular Record Date immediately preceding the Repurchase Date.

The name and address of the Conversion Agent is

The Bank of New York Mellon

101 Barclay Street

New York, NY 10286

United States of America

Attention: Corporate Trust Reorg Operation Team

The name and address of the Paying Agent is

The Bank of New York Mellon

101 Barclay Street

New York, NY 10286

United States of America

Attention: Global Corporate Trust

1The CUSIP number has been assigned to the Notes by an organization that is not affiliated with the Company or the Trustee and is included solely for the convenience of the Holders of the Notes. Neither the Company nor the Trustee shall be responsible for the selection or use of any such CUSIP number, nor is any representation made as to its correctness or accuracy on the Notes or as indicated in this notice

With a copy to:

The Bank of New York Mellon

Level 24, Three Pacific Place

1 Queen’s Road East, Hong Kong

Attention: Corporate Trust

To exercise the Repurchase Right, the Notes (together with all necessary endorsements) must be surrendered for payment of the Repurchase Price payable as provided in Section 15 of the Indenture. The Repurchase Price for any Note as to which a Purchase Notice has been given and not withdrawn will be paid on the later of (i) the Repurchase Date and (ii) the time of book-entry transfer or the delivery of such Note to the Paying Agent by the Holder thereof in the manner required by Section 15.

A Holder will be entitled to withdraw (in whole or in part) its election in the Purchase Notice if the Paying Agent receives, prior to the close of business on January 27, 2017, the third Business Day immediately preceding the Repurchase Date, a duly completed written notice of withdrawal setting forth (i) the principal amount of the Notes with respect to which such notice of withdrawal is being submitted; (ii) if Physical Notes have been issued, the certificate number of the Note in respect of which such notice of withdrawal is being submitted; and (iii) the principal amount, if any, of such Note that remains subject to the original Purchase Notice, which portion must be in principal amounts of $1,000 or an integral multiple of $1,000; provided, that if the Notes are Global Notes, the notice must comply with appropriate procedures of the Depositary.

Notes with respect to which a Purchase Notice is given by a Holder may be converted pursuant to Section 14 of the Indenture only if such Purchase Notice has been withdrawn in accordance with the provisions of Article 15 of the Indenture.

You must make your own decision as to whether or not to surrender your Notes for repurchase and, if so, the amount of Notes to surrender. None of the Company, or its Board of Directors, employees, advisors or representatives, the Paying Agent, the Trustee or the Conversion Agent are making any representation or recommendation to any holder as to whether or not to surrender that Holder’s Notes.

Holders of the Notes should refer to the Indenture for a complete description of repurchase procedures and direct any questions concerning this notice to the Trustee by contacting Corporate Trust Reorg Operation Team (Email: CT_REORG_UNIT_INQUIRIES@bnymellon.com).

The date of this Notice is December 30, 2016.

Very truly yours,

JinkoSolar Holding Co., Ltd.

By:	/s/Haiyun Cao

Name: Haiyun Cao

Title: Chief Financial Officer

2

Exhibit A

FORM OF REPURCHASE NOTICE

To:	JINKOSOLAR HOLDING CO., LTD.

THE BANK OF NEW YORK MELLON, as Paying Agent

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from JinkoSolar Holding Co., Ltd. (the “Company”) regarding the right of Holders to elect to require the Company to repurchase the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple thereof) below designated, in accordance with Section 15.01 of the Indenture referred to in this Note, at the Repurchase Price to the registered Holder hereof.

In the case of certificated Notes, the certificate numbers of the Notes to be purchased are as set forth below:

Certificate Number(s):

Date:

Signature(s)

Social Security or Other Taxpayer Identification Number

Principal amount to be repaid (if less than all):

$        ,000

NOTICE:     The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Exhibit A-1